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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                           RHONE-POULENC RORER INC.
                     ------------------------------------
                               (Name of issuer)

                       Common Shares, without par value
                       --------------------------------
                         (Title of class of securities)


                                  76242T 10 4
                            ----------------------
                                 (CUSIP Number)


                                  Yves Brissy
                               Rhone-Poulenc S.A.
                              25 Quai Paul Doumer
                         92408 Courbevoie Cedex, France
                               (331) 47-68-12-34
              -------------------------------------------------
                (Name, address, and telephone number of person
               authorized to receive notices and communications)


                    Copies of all notices should be sent to:

                          Hubertus V. Sulkowski Esq.
                              Shearman & Sterling
                                12, rue d'Astorg
                              75008 Paris, France
                               (331) 44-71-17-17


                                  June 8, 1994
                    --------------------------------------
                         (Date of event which requires
                           filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule
13d-1(b) (3) or (4), check the following box:  / /

Check the following box if a fee is being paid with this statement: / /
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CUSIP No. 76242T 10 4

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Rhone-Poulenc S.A.

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

/ /  (a)

/ /  (b)


(3)  SEC Use Only


(4)  Source of Funds (See Instructions)


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e).
                                                         / /

(6)  Citizenship or Place of Organization  France



 Number of       (7) Sole Voting Power                  94,987,762
 Shares
Beneficially     (8) Shared Voting Power
 Owned by
   Each          (9) Sole Dispositive Power             94,987,762
Reporting
  Person        (10) Shared Dispositive Power
   With

(11) Aggregate Amount Beneficially Owned by Each Reporting
      Person                                            94,987,762


(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
                                                            / /

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 68.3 % (based upon 138,986,185 shares outstanding as of March 10, 1994 (including 2,693,700 shares in RPR's Employee Benefits Trust), according to Rhone-Poulenc Rorer Inc.'s Proxy Statement dated March 21, 1994).

(14) Type of Reporting Person (See Instructions)  CO
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         This Amendment No. 6 amends the Statement on Schedule 13D (the
"Statement on Schedule 13D") filed by Rhone-Poulenc S.A., a French societe anonyme ("RPSA"), with the Securities and Exchange Commission and is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to shares of common stock, without par value, of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation ("RPR" or the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed thereto in the Statement on Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Statement on Schedule 13D is hereby amended by adding the following:

         In connection with RPSA's previously disclosed consideration of alternative transactions involving RPR, on June 8, 1994, RPSA received a letter (the "Letter") signed by all of the Independent Directors of RPR pursuant to which RPSA agreed that in pursuing any acquisition and investment opportunities that would involve combinations of businesses with those of RPR, RPSA would engage in certain consultations with RPR management. A copy of the Letter has been filed as an exhibit hereto and is incorporated by reference herein. The above summary of the Letter is qualified in its entirety by reference to the Letter.


Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of the Issuer

         Item 6 of the Statement on Schedule 13D is hereby amended by adding the following:

     Letter Agreement

         Reference is made to the Letter summarized in Item 4 and filed as an exhibit hereto and incorporated by reference herein.

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        Item 7.         Material to be Filed as Exhibits.

             Item 7 of the Statement on Schedule 13D is hereby amended by adding the following exhibit:

Exhibit                         Description
  No.

    5.           Letter, dated as of June 2, 1994,
                 from Rhone-Poulenc S.A. to the
                 Independent Directors of Rhone-Poulenc
                 Rorer Inc.
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                                  SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      RHONE-POULENC S.A.



                                      By /s/ Jean-Pierre Tirouflet
                                         -----------------------------------
                                         Name:  Jean-Pierre Tirouflet
                                         Title: Executive Group Vice President




Dated:  June 9, 1994
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                                Exhibit Index

Exhibit
  No.                           Description
- --------                        -----------

    5.                  Letter, dated as of June 2, 1994,
                        from Rhone-Poulenc S.A. to the
                        Independent Directors of Rhone-Poulenc
                        Rorer Inc.